UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER   001-33179
CUSIP NUMBER   Y0017S102

(Check one):      ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:   December 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AEGEAN MARINE PETROLEUM NETWORK INC.
Full Name of Registrant

N/A
 Former Name if Applicable

10, Akti Kondili
Address of Principal Executive Office (Street and Number)

Piraeus 185 45, Greece
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

□	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aegean Marine Petroleum Network Inc. (the "Registrant") is unable to file with the U.S. Securities and Exchange Commission (the "Commission"), without unreasonable effort or expense, its annual report on Form 20-F for the year ended December 31, 2017 (the "Annual Report") by April 30, 2018, the prescribed due date for such filing. Additional time is needed for the Registrant to complete its consolidated financial statements and assessment of internal control over financial reporting for the fiscal year ended December 31, 2017. The Registrant does not expect to file the Annual Report within the 15 calendar days following the prescribed due date, but is using its best efforts to finalize its financial statements and file its Annual Report with the Commission as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Pavlos Papageorgiou	212	430-1098
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated in the press release, included as Exhibit 99.1 to the Registrant's Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 7, 2018, the Registrant preliminarily reported an unaudited net loss of $29.3 million in 2017, in comparison to net income of $51.9 million in 2016, as a result of, among other things, challenging bunker market conditions and non-recurring expenses. The financial information set forth in the aforementioned press release consists of preliminary unaudited results, which will not be final until the Registrant files its audited financial statements in the Annual Report.

AEGEAN MARINE PETROLEUM NETWORK INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2018	By:	/s/ Pavlos Papageorgiou
	Name:	Pavlos Papageorgiou
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).